As filed with the Securities and Exchange Commission on May 8, 2026
Registration No. 333-283571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 8 to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

JLL Income Property Trust, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

333 West Wacker Drive
Chicago, Illinois 60606
(312) 897-4000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

C. Allan Swaringen
Chief Executive Officer and President
333 West Wacker Drive
Chicago, Illinois 60606
(312) 897-4000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:
Lindsey L. G. Magaro
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

Approximate date of commencement of proposed sale to the public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-283571
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging growth company	☐

Explanatory Note
This Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 (No. 333-283571) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II
Information Not Required in the Prospectus

Item 36.	Financial Statements and Exhibits.
(b)  Exhibits.

The following exhibits are filed as part of this registration statement:

Ex.	Description
4.1	Fifth Amended and Restated Distribution Reinvestment Plan, effective May 22, 2026 (incorporated by reference to Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2026).
10.1	Sixth Amended and Restated limited Partnership Agreement of JLLIPT Holdings LP, dated May 5, 2026, among JLLIPT Holdings GP, LLC, JLL Income Property Trust, Inc. and the other limited partners party thereto from time to time (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2026).

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on this 8th day of May, 2026.

JLL Income Property Trust, Inc.

By:	/s/ C. Allan Swaringen
C. Allan Swaringen
Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

	Name	Title	Date

	/s/ C. Allan Swaringen	Chief Executive Officer, President and Director (Principal Executive Officer)	May 8, 2026
C. Allan Swaringen

	/s/ Gregory A. Falk	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	May 8, 2026
Gregory A. Falk

	*	Chair of the Board	May 8, 2026
Lynn C. Thurber

	*	Director	May 8, 2026
Douglas A. Lindgren

	*	Director	May 8, 2026
Lisa L. Kaufman

	*	Director	May 8, 2026
Mark A. Denien

	*	Director	May 8, 2026
Bradley J. Gries

	*	Director	May 8, 2026
Robin M. Zeigler

	*	Director	May 8, 2026
Tamara D. Fischer

	*	Director	May 8, 2026
William E. Sullivan

*By:	/s/ C. Allan Swaringen	Attorney-in-Fact	May 8, 2026
C. Allan Swaringen